Issuer Free Writing Prospectus

November 17, 2008

Filed Pursuant to Rule 433

Registration No. 333-103588

Final Term Sheet

Notes due 2013 and Notes due 2019

November 17, 2008

Introductory Note:	The Preliminary Prospectus Supplement of Sempra Energy dated November 17, 2008 relates to a series of Sempra Energy Notes due 2019. In addition to the Notes due 2019, Sempra Energy is offering a series of Notes due 2013. The Notes due 2013 and the Notes due 2019 will each constitute a separate series of securities under the Indenture. Except as set forth below, the terms of the Notes due 2013 will be identical to the terms of the Notes due 2019.

Issuer:	Sempra Energy

Security:	8.90% Notes due 2013
9.80% Notes due 2019

Aggregate Principal Amount Offered:	$250,000,000 of Notes due 2013
$500,000,000 of Notes due 2019

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2009, for the Notes due 2013

February 15 and August 15, commencing February 15, 2009, for the Notes due 2019

Coupon:	8.90% for the Notes due 2013
9.80% for the Notes due 2019

Maturity:	November 15, 2013 for the Notes due 2013
February 15, 2019 for the Notes due 2019

Yield to Maturity:	9.000% for the Notes due 2013
9.875% for the Notes due 2019

Spread to Benchmark Treasury:	+ 670 basis points for the Notes due 2013
+ 618.9 basis points for the Notes due 2019

Benchmark Treasury:	2.750% due October 31, 2013 for the Notes due 2013
3.750% due November 15, 2018 for the Notes due 2019

Benchmark Treasury Yield:	2.300% for the Notes due 2013
3.686% for the Notes due 2019

Optional Redemption Provision:	At any time at a discount rate of Adjusted Treasury Rate +50 basis points

Price to Public:	99.608% for the Notes due 2013
99.552% for the Notes due 2019

Settlement Date:	November 20, 2008 (T+3)

CUSIP:	816851AL3 for the Notes due 2013
816851AK5 for the Notes due 2019

Anticipated Ratings:	Baa1 by Moody’s Investors Service; BBB+ by Standard & Poor’s Ratings Services and A by Fitch Ratings

Joint Book-Running Managers:	Banc of America Securities LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Greenwich Capital Markets, Inc.

Co-Managers:	BBVA Securities Inc.
Wedbush Morgan Securities Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com, calling Deutsche Bank Securities Inc. at 1-800-503-4611, calling Goldman, Sachs & Co. at 1-800-471-2526 or calling Greenwich Capital Markets, Inc. at 1-866-884-2071.